Exhibit 99.1

Provident Announces 2009 First Quarter Results and May Cash Distribution

News Release 07-09
May 7, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announces its 2009 first quarter interim financial and operating results and the May cash distribution of $0.06 per unit.

“Provident achieved a payout ratio of 65 percent in the first quarter of 2009 despite a very challenging business environment,” said Provident President and Chief Executive Officer, Tom Buchanan. “Our Midstream business delivered EBITDA of $70 million, reflecting strong NGL sales volumes and a substantial recovery in margins since the fourth quarter of 2008.”

First Quarter Summary

•
Funds flow from continuing operations decreased 35 percent to $84 million ($0.32 per unit) in the first quarter of 2009 compared to $130 million ($0.52 per unit) in the first quarter of 2008 primarily attributable to a sharp year-over-year decline in commodity prices, particularly in the Upstream business.

•
Unitholder distributions in the first quarter of 2009 were $0.21 per unit resulting in a payout ratio of 65 percent, compared to the 70 percent payout in the first quarter of 2008 when Provident distributed $0.36 per unit.

•
Provident maintained its financial flexibility during the first quarter with senior bank debt of $496 million (47 percent credit facility utilization), while total net debt was $749 million (including subordinated convertible debentures and net working capital), resulting in a net debt to trailing four quarters funds flow from continuing operations ratio of  1.6 times.

•
Provident Midstream sold approximately 141,700 barrels per day (bpd) of natural gas liquids (NGL) in the first quarter of 2009, an increase of 4 percent from approximately 136,300 bpd in the first quarter of 2008 due primarily to the growing demand for condensate in the Redwater West business.

•
Provident Midstream generated earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) of $70 million in the first quarter of 2009, down 8 percent from $76 million in the first quarter of 2008 due to lower NGL sale prices partially offset by lower feedstock prices, higher sales volumes and an $11 million realized gain from the commodity price risk management program.

•
Provident Upstream produced approximately 24,600 barrels of oil equivalent per day (boed) in the first quarter of 2009, down 11 percent from 27,600 boed in the first quarter of 2008 due to naturally occurring production declines and the impact of the reduced 2009 capital program with spending focused on long term initiatives.

•
Provident Upstream generated funds flow from operations of $23 million, down 68 percent from $71 million in the same quarter of 2008. This decline is due to lower production volumes and lower field operating netbacks (reflecting a substantial drop in oil and natural gas prices), partially offset by a $9 million realized gain from the commodity price risk management program.

Provident Energy 2009 First Quarter Results

May Cash Distribution

The May cash distribution of $0.06 per unit is payable on June 15, 2009 and will be paid to unitholders of record as of May 21, 2009. The ex-distribution date will be May 19, 2009. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the closing price on May 6, 2009 of $6.20, Provident’s yield is approximately 12 percent.

For unitholders receiving their cash distribution in U.S. funds, the May 2009 cash distribution will be approximately US$0.05 per unit based on an exchange rate of 0.8524. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas exploitation and production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Dallas McConnell	2100, 250 –2nd Street SW
Manager, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710	Phone: (403) 296-2233
Email: info@providentenergy.com	Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com

Provident Energy 2009 First Quarter Results

Consolidated financial highlights

Consolidated
($ 000s except per unit data)	Three months ended March 31,
	2009	2008	% Change

Revenue (net of royalties and financial derivative instruments) from continuing operations	$470,769	$702,215	(33)

Funds flow from Provident Upstream operations (1)	$22,827	$71,142	(68)
Funds flow from Provident Midstream operations (1)	61,454	59,252	4
Funds flow from continuing operations (1)	84,281	130,394	(35)
Per weighted average unit – basic and diluted (2)	$0.32	$0.52	(38)
Distributions to unitholders	$54,511	$91,117	(40)
Per unit	$0.21	$0.36	(42)
Percent of funds flow from continuing operations paid out as declared distributions	65%	70%	(7)
Net (loss) income	$(40,284)	$33,616	-
Per weighted average unit – basic and diluted (2)	$(0.16)	$0.13	-
Capital expenditures (continuing operations)	$56,506	$84,582	(33)
Oil and gas property acquisitions, net (continuing operations)	$374	$9,019
Weighted average trust units outstanding (000s)
- basic	259,391	252,919	3
- diluted (2)	259,391	252,923	3

Consolidated
	As at	As at
	March 31,	December 31,
($ 000s)	2009	2008	% Change
Capitalization
Long-term debt (including current portion)	$758,152	$765,679	(1)
Unitholders’ equity	$1,549,116	$1,636,347	(5)
(1) Represents cash flow from continuing operations before changes in working capital and site restoration expenditures. Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.

(2) Includes dilutive impact of unit options and convertible debentures.

Provident Energy 2009 First Quarter Results

Operational highlights
	Three months ended March 31,
	2009	2008	% Change
Oil and Gas Production - continuing operations
Daily production - Provident Upstream
Crude oil (bpd)	10,710	12,287	(13)
Natural gas liquids (bpd)	1,138	1,307	(13)
Natural gas (mcfpd)	76,260	83,970	(9)
Provident Upstream oil equivalent (boed) (1)	24,558	27,589	(11)

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$36.23	$75.06	(52)
Natural gas liquids ($/bbl)	$41.13	$72.85	(44)
Natural gas ($/mcf)	$4.75	$7.61	(38)
Oil equivalent ($/boe) (1)	$32.47	$60.04	(46)
Field netback from continuing operations (before realized financial derivative instruments) ($/boe)	$12.62	$36.55	(65)
Field netback from continuing operations (including realized financial derivative instruments) ($/boe)	$16.85	$35.37	(52)
Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	136,320	4
EBITDA (000s) (2)	$69,927	$75,987	(8)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".

Provident Energy 2009 First Quarter Results

Management’s discussion and analysis

The following analysis dated May 7, 2009 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three months ended March 31, 2009 compared to the same time period in 2008 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP” or “Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations. The USOGP business was sold in two transactions, the first in June and the second in August, 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Upstream business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

First quarter highlights

The first quarter highlights section provides commentary for the first quarter 2009 and for corresponding period in 2008.

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2009	2008	% Change
Funds Flow from Operations and Distributions
Funds flow from continuing operations	$84,281	$130,394	(35)
Funds flow from discontinued operations (1)	-	49,836	(100)
Total funds flow from operations	$84,281	$180,230	(53)
Per weighted average unit - basic and diluted (2)	$0.32	$0.71	(55)
Declared distributions	$54,511	$91,117	(40)
Per Unit	$0.21	$0.36	(42)
Percent of funds flow from continuing operations distributed	65%	70%	(7)
(1) Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.
(2) Includes dilutive impact of unit options and convertible debentures.

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures.  Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar

Provident Energy 2009 First Quarter Results

measures for other entities.  Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

First quarter 2009 funds flow from continuing operations was $84.3 million, 35 percent below the $130.4 million recorded in the first quarter of 2008.  Provident Upstream provided 27 percent of first quarter 2009 funds flow from continuing operations and Provident Midstream added 73 percent.

Provident Upstream 2009 first quarter funds flow from operations was $22.8 million, a 68 percent decrease from the $71.1 million recorded in the comparable 2008 quarter.  This decrease was a result of significantly lower realized commodity prices combined with reduced production. The lower production is primarily due to natural production declines.  Provident Upstream’s capital spending over the past year has been concentrated on development in Northwest Alberta with spending on facilities and pipeline assets as well as the waterflood program in Dixonville.  These expenditures will not have immediate production gains but are intended to position Provident Upstream for future growth.

The Provident Midstream business unit contributed $61.5 million to first quarter of 2008 funds flow from operations, up from the $59.3 million recorded in the comparable 2008 quarter.  Lower operating margins in Empress East and Redwater West were offset by realized gains on financial derivative instruments, lower interest expense and lower current taxes.  Compared to the fourth quarter of 2008, funds flow from Midstream operations increased 78 percent in the first quarter of 2009 as strong winter demand resulted in higher propane-plus margins and lower cost inventory contributed to lower cost of goods sold.

Declared distributions in the first quarter of 2009 totaled $54.5 million, or $0.21 per unit, compared to $91.1 million, or $0.36 per unit, of declared distributions in the same period in 2008.  This represented 65 percent of funds flow from operations in the 2009 period and 70 percent in 2008.

Outlook

Sustained price weakness and substantial volatility in commodity markets continues to challenge energy producers to generate cash flow comparable to levels achieved in recent years. Management will continue to balance reinvestment of cash flow among capital expenditures, distributions and long-term debt with the objectives of sustainability and long-term value creation.

Provident Upstream expects to spend $88 million on its capital program in 2009, with the majority planned for the first half of the year. During the first quarter, Provident concluded its Pekisko winter work program and the resulting three new Pekisko wells were finished under budget. The installation of surface facilities is also complete and three of the five Pekisko wells are now tied-in and expected to be on year-round production in the second quarter, following spring breakup. At Dixonville, Provident has applied for, and is awaiting regulatory approval to proceed with the implementation of the waterflood enhanced recovery program beyond the current pilot phase. Provident has also completed a three well program in Southeast Saskatchewan with preliminary light oil production results in line with management expectations. Operating costs for the remainder of the year are expected to remain relatively stable during the second quarter of 2009, but should begin to moderate during the latter half of the year.

The Board of Directors has approved a $27 million increase to the Midstream capital program for 2009, bringing the capital budget to $54 million for the year. The additional capital will primarily be directed towards the construction of a depropanizer facility in Michigan. The Michigan Depropanizer will be strategically located on the Enbridge pipeline system with access to the premium propane markets in the area. The facility will be designed with an initial propane-plus fractionation capacity of 9,700 barrels per day (bpd), which will more than replace the 6,000 bpd leased fractionation capacity at Sarnia which expired April 1. Provident anticipates that the new facility will be commissioned in the first half of 2010. Also, Provident is nearing completion of two 500,000 barrel (bbl) storage caverns at Redwater which are expected to enter condensate service in the third quarter of 2009. These caverns will be fully utilized for commercial and operational storage. A third 500,000 bbl storage cavern is also under construction and is slated for completion in 2011.

Provident Energy 2009 First Quarter Results

Provident anticipates additional growth in demand for condensate and condensate terminalling services at its Redwater facility throughout 2009, as demand for diluent is expected to remain strong as additional oilsands production is brought on-stream throughout the year. The longer term demand outlook for condensate and condensate handling services has also strengthened due to the delay of several planned bitumen upgraders in the Fort Saskatchewan area. Provident Midstream is well-positioned to benefit from this robust demand with its integrated condensate transportation, terminalling and storage infrastructure at the Redwater facility along with its marketing capability.

Management anticipates that Provident Midstream will generate EBITDA in the range of $180 million to $205 million in 2009, subject to internal market and operational assumptions. This guidance is based, in part, on the following 2009 average price assumptions: U.S. $53.32/bbl WTI, $4.39/GJ AECO, a 0.82 Cdn/U.S. foreign exchange rate, a crude to gas ratio of 14.8 (Cdn $WTI/AECO) and a propane price at 59 percent of crude oil.

Net (loss) income

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2009	2008	% Change

Net (loss) income	$(40,284)	$33,616	-
Per weighted average unit
– basic (1) and diluted (2)	$(0.16)	$0.13	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Net loss for the first quarter of 2009 was $40.3 million compared to net income of $33.6 million in the comparable 2008 quarter.  The decrease in net income is due to a $56.3 million, or 37 percent, decrease in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) combined with a $27.0 million increase in unrealized loss on financial derivative instruments.

The Upstream business segment’s net loss was $38.2 million, compared to the 2008 first quarter net income of $9.6 million.  The decrease was mainly due to lower operating earnings primarily driven by a 52 percent decrease in realized crude oil prices and a 38 percent decrease in realized natural gas prices.

The Midstream segment’s net loss was $2.1 million in the first quarter of 2009 compared to $15.5 million of net income in the first quarter of 2008 reflecting a $33.3 million increase in unrealized loss on financial derivatives, partially offset by a higher future income tax recovery.

In the first quarter of 2008, net income from discontinued operations (USOGP) was $8.5 million.

Provident’s net income figures are impacted by the requirement to “mark-to-market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income.  Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure.  A reconciliation between EBITDA and loss from continuing operations before taxes follows:

Provident Energy 2009 First Quarter Results

	Three months ended March 31,
($ 000s)	2009	2008	% Change

EBITDA	$95,046	$151,335	(37)
Adjusted for:
Cash interest	(8,370)	(15,449)	(46)
Unrealized gain (loss) on financial derivative instruments	(89,293)	(62,273)	43
Depletion, depreciation and accretion and other non-cash expenses	(72,418)	(74,990)	(3)
Loss from continuing operations before taxes	$(75,035)	$(1,377)	5349

The following table reconciles funds flow from operations with cash provided by operating activities and distributions to unitholders:

Reconciliation of funds flow from operations to distributions	Three months ended March 31,
($ 000s, except per unit data)	2009	2008	% Change

Cash provided by operating activities	$132,668	$300,853	(56)
Change in non-cash operating working capital	(51,361)	(122,160)	(58)
Site restoration expenditures	2,974	1,537	93
Funds flow from operations	84,281	180,230	(53)
Distributions to non-controlling interests	-	(24,865)	(100)
Cash retained for financing and investing activities	(29,770)	(64,248)	(54)
Distributions to unitholders	54,511	91,117	(40)
Accumulated cash distributions, beginning of period	1,612,468	1,260,177	28
Accumulated cash distributions, end of period	$1,666,979	$1,351,294	23
Cash distributions per unit	$0.21	$0.36	(42)

Taxes

	Three months ended March 31,
($ 000s)	2009	2008	% Change

Capital tax expense	$318	$482	(34)
Current tax expense	2,121	5,035	(58)
Future income tax recovery	(37,190)	(32,001)	16
	$(34,751)	$(26,484)	31

The current tax expense of $2.1 million in the first quarter of 2009 compares to $5.0 million in the first quarter of 2008.  The decrease in current taxes was due to lower income subject to tax in the U.S. midstream operations.

The 2009 first quarter future income tax recovery of $37.2 million compares to $32.0 million in the first quarter of 2008.  The recovery is primarily a result of unrealized losses on financial derivative instruments and non-capital losses created in the Trust’s subsidiaries as a result of interest and royalties charged by the Trust to its subsidiaries.

Provident Energy 2009 First Quarter Results

Interest expense

Continuing operations	Three months ended March 31,
($ 000s, except as noted)	2009	2008	% Change

Interest on bank debt	$3,822	$12,559	(70)
Interest on convertible debentures	4,548	4,984	(9)
Discontinued operations portion	-	(2,094)	(100)
Total cash interest	$8,370	$15,449	(46)

Weighted average interest rate on all long-term debt	4.3%	5.7%	(25)

Debenture accretion and other non-cash interest expense	1,334	1,206	11
Total interest expense	$9,704	$16,655	(42)

Interest on bank debt decreased in 2009 compared to 2008 due to significantly lower debt levels and lower market interest rates.

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide insurance against lower commodity prices and margins.  The program provides support for cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the Midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Management believes that financial markets currently provide adequate liquidity through price discovery and active credit-worthy counterparties for Provident to continue to execute the program in 2009.  The derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

Provident Energy 2009 First Quarter Results

Activity in the First Quarter

A summary of Provident’s risk management contracts executed during the first quarter of 2009 from continuing operations is contained in the following tables:
COGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2009	Crude Oil	2,006	Bpd	WCS at US $11.00 per bbl (4)	May 1 - December 31
	Natural Gas	10,350	Gjpd	Puts Cdn $4.608 per gj (12)	April 1 - December 31

2010	Natural Gas	8,900	Gjpd	Puts Cdn $4.608 per gj (12)	January 1 - March 31
	Foreign Exchange			Sell US $3,152,597 per month @ 1.2172 (11)	May 1 - December 31

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2009	Crude Oil	(1,608)	Bpd	US $48.02 per bbl (9)	April 1 - June 30
		707	Bpd	US $52.82 per bbl (10)	May 1 - July 31
	Propane	1,780	Bpd	US $0.64 per gallon (5) (9)	April 1 - June 30
	Normal Butane	385	Bpd	US $0.77 per gallon (6) (9)	April 1 - June 30
	ISO Butane	280	Bpd	US $0.793 per gallon (7) (9)	April 1 - June 30
	Electricity	(5)	MW/hpd	Cdn $75.75 per MW/h (8)	April 1 - December 31

(1)	The above table represents a number of transactions entered into over the first quarter 2009.
(2)	Natural gas contracts are settled agains AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average.
(4)	WCS contracts are settled against the monthly index for physical WCS (quoted as a differential to WTI) by NetThruPut Inc. Western Canadian Select (WCS) is a heavy oil blend that closely approximates the physical characteristics for physical sales of Provident's crude oil production. The WCS contracts remove the basis differential risk between WCS and WTI for the volumes contracted.
(5)	Propane contracts are settled against Belvieu C3 TET.
(6)	Normal Butane contracts are settled against Belvieu NC4 TET.
(7)	ISO Butane contracts are settled against Belvieu IC4 TET.
(8)	Electricity contracts are settled against the hourly price of Electricity as published by the AESO in $/MWh.
(9)	Conversion of Crude Oil BTU contracts to liquids.
(10)	Midstream Inventory price stabilization contracts.
(11)	US Dollar forward contracts are settled against the Bank of Canada noon rate average. Selling notional U.S. dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar WTI price.
(12)	Natural gas put options provide an effective "floor" price of $4.00 per gj, including applicable option premiums, for the gas quantities contracted. Provident receives market price above the "floor".

A summary of all of Provident’s contracts in place at March 31, 2009 is available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

Settlement of commodity contracts

The following is a summary of the net funds flow from operations to settle commodity contracts during the first quarter of 2009.  For comparative purposes the 2008 amounts are also summarized.

(i)   Provident Upstream

a)	Crude oil

For the quarter ended March 31, 2009, Provident received $5.8 million (2008 – paid $3.9 million) to settle various crude oil market based contracts on an aggregate volume of 0.3 million barrels (2008 – 0.4 million barrels).

Provident Energy 2009 First Quarter Results

It is estimated that if all contracts in place had been settled at March 31, 2009 a gain of $5.1 million (March 31, 2008 – opportunity cost $21.7 million) would have been realized.

b)	Natural Gas

For the quarter ended March 31, 2009, Provident received $3.5 million (2008 – $1.0 million) to settle various natural gas market based contracts on an aggregate volume of 1.5 million gj’s (2008 – 3.6 million gj’s).

It is estimated that if contracts in place had been settled at March 31, 2009 a gain of $4.8 million (March 31, 2008 – opportunity cost $5.1 million) would have been realized.

(ii)  Provident Midstream

For the quarter ended March 31, 2009 Provident received $25.5 million (2008 – paid $14.4 million) to settle Midstream crude oil market based contracts on net volume of 1.2 million barrels (2008 – 0.2 million barrels) and paid $17.3 million (2008 - $11.0 million) to settle Midstream natural gas market based contracts on net volume of 5.7 million gj’s (2008 – 6.8 million gj’s).  In addition, for the first quarter of 2009, Provident received $5.8 million (2008 – paid $5.4 million) to settle Midstream NGL market based contracts on net volume of 0.1 million barrels (2008 – 1.9 million barrels).

Provident also paid $3.0 million (2008 – received $2.8 million) to settle midstream-related foreign exchange contracts, and paid $0.2 million (2008 - nil) to settle various electricity-based contracts.

It is estimated that if contracts in place had been settled at March 31, 2009 an opportunity cost of $151.6 million (March 31, 2008 – $309.6 million) would have been incurred.  These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from April 1, 2009 through March 31, 2013 and are required to be recognized in the financial statements under generally accepted accounting principles.  These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

Liquidity and capital resources

Continuing operations	March 31,	December 31,
($ 000s)	2009	2008	% Change

Long-term debt - revolving term credit facility	$495,961	$504,685	(2)
Long-term debt - convertible debentures (including current portion)	262,191	260,994	-
Working capital surplus (1)	(9,497)	(39,041)	(76)
Net debt	$748,655	$726,638	3

Unitholders' equity (at book value)	1,549,116	1,636,347	(5)
Total capitalization at book value	$2,297,771	$2,362,985	(3)

Total net debt as a percentage of total book value capitalization	33%	31%	6
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Provident Energy 2009 First Quarter Results

As a result of the weakening of the global economy, oil and gas industry participants, including Provident, are experiencing more restricted access to capital and anticipate increased borrowing costs.  Although Provident’s business and asset base have not changed, the lending capacity of financial institutions has been diminished and risk premiums have increased.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to continue with its 2009 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities in the current lower commodity price environment.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

As at March 31, 2009 Provident had drawn on 44 percent of its Canadian term credit facility of $1,125 million.  This compares to 45 percent drawn as at December 31, 2008.

At March 31, 2009 Provident had $32.4 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts, increasing bank line utilization to 47 percent.

Provident’s working capital from continuing operations decreased by $80.8 million as at March 31, 2009 relative to December 31, 2008.  This amount includes a $30.5 million decrease in accounts receivable, a $19.3 million decrease in inventory, a $3.8 million decrease in prepaid expenses and other current assets, and a $51.2 million increase in the current portion of financial derivative instruments, partially offset by a $17.9 million decrease in accounts payable and accrued liabilities and a $6.6 million decrease in cash distribution payable.

First quarter funds flow from operations in 2009 was $84.3 million. The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations for the twelve months ended March 31, 2009 was 1.6 to one, as compared to annual 2008 net debt to funds flow from continuing operations of 1.4 to one.  On a segmented basis, using allocated debt balances as disclosed in note 9 to the interim consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations for the twelve months ended March 31, 2009 of 0.8 to one (2008 – 0.7 to one).  The ratio for the Provident Midstream business unit was 2.8 to one, compared to 2.7 to one in 2008.

Trust units

Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.7 million units were elected in the first quarter and were issued or are to be issued representing proceeds of $7.6 million (2008 – 1.4 million units for proceeds of $14.2 million).

At March 31, 2009, management and directors held less than one percent of the outstanding units.

Provident Energy 2009 First Quarter Results

Capital expenditures and funding

Continuing operations	Three months ended March 31,
($ 000s)	2009	2008	% Change
Capital Expenditures
Capital expenditures and site restoration expenditures	$(59,480)	$(86,119)	(31)
Property acquisitions, net	(374)	(9,019)	(96)
Net capital expenditures	$(59,854)	$(95,138)	(37)

Funded By
Funds flow from continuing operations net of declared distributions to unitholders	$29,770	$39,277	(24)
Decrease in long-term debt	(8,861)	(34,565)	(74)
Issue of trust units, net of cost; excluding DRIP	-	7	(100)
DRIP proceeds	7,640	14,190	(46)
Change in working capital, including cash, and change in investments	31,305	76,229	(59)
Net capital expenditure funding	$59,854	$95,138	(37)

For the comparable quarters Provident has funded its net capital expenditures with cash flow from operations, and the DRIP (Distribution Re-Investment Program).

Unit based compensation

Provident made payments in respect of unit based compensation of $8.1 million in the first quarter of 2009 (2008 - $8.3 million).  Typically, cash payments are made annually for these programs in the first quarter of each year.  At March 31, 2009, the current portion of the liability totaled $5.9 million (December 31, 2008 - $9.4 million) and the long-term portion totaled $4.1 million (December 31, 2008 - $8.6 million).

Unit based compensation includes expenses associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  Provident recorded unit based compensation expense of $0.6 million for the quarter ended March 31, 2009 (2008 - $5.3 million) included primarily in general and administrative expense.  The expense is lower in 2009 as a result of a lower Provident trust unit trading price, upon which the compensation is based.

Provident Energy 2009 First Quarter Results

Provident Upstream segment review

Crude oil and natural gas liquids price

The following prices are net of transportation expense.

Provident Upstream	Three months ended March 31,
($ per bbl)	2009	2008	% Change
Oil per barrel
WTI (US$)	$43.08	$97.90	(56)
Exchange rate (from US$ to Cdn$)	$1.25	$1.00	25
WTI expressed in Cdn$	$53.65	$98.30	(45)

Realized pricing before financial derivative instruments
Crude oil	$36.23	$75.06	(52)
Natural gas liquids	$41.13	$72.85	(44)
Crude oil and natural gas liquids	$36.70	$74.85	(51)

In the first quarter of 2009, Provident Upstream’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 51 percent to $36.70 per barrel compared to $74.85 in the first quarter of 2008.  The 2009 decrease reflects a 56 percent decrease in $US WTI crude oil price, partially offset by a stronger U.S. dollar.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended March 31,
($ per mcf)	2009	2008	% Change

AECO monthly index (Cdn$ per mcf)	$5.63	$7.13	(21)
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$4.75	$7.61	(38)

Provident Upstream’s first quarter 2009 realized natural gas price, before financial derivative instruments, decreased 38 percent as compared to the first quarter of 2008.  Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas.  Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

Provident Upstream	Three months ended March 31,
	2009	2008	% Change
Daily production
Crude oil (bpd)	10,710	12,287	(13)
Natural gas liquids (bpd)	1,138	1,307	(13)
Natural gas (mcfd)	76,260	83,970	(9)
Oil equivalent (boed) (1)	24,558	27,589	(11)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2009 First Quarter Results

Production decreased 11 percent to 24,558 boed during the first quarter of 2009 as compared to 27,589 boed in the comparable 2008 quarter.  The decrease in production was primarily a result of natural production declines, turnarounds that resulted in production downtime, and constrained production into the first quarter of 2009 related to a third-party gas pipeline outage at the end of December of 2008.  In addition, a significant portion of capital incurred in the last year has primarily been on Northwest Alberta facilities and pipelines for the emerging Pekisko resource play and on Dixonville’s field waterflood program which do not result in immediate production gains.  Production for the first quarter of 2009 was weighted 52 percent natural gas, and 48 percent crude oil and natural gas liquids, compared to 51 percent natural gas, and 49 percent crude oil and natural gas liquids for the first quarter of 2008.

Provident’s Upstream production summarized by core areas is as follows:

	Three months ended March 31,
Provident Upstream	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	5,650	6,593	(14)
Southern Alberta	4,643	4,741	(2)
Northwest Alberta	4,247	4,640	(8)
Dixonville	3,467	3,902	(11)
Southeast Saskatchewan	2,711	3,108	(13)
Southwest Saskatchewan	998	1,462	(32)
Lloydminster	2,842	3,143	(10)
	24,558	27,589	(11)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2009 First Quarter Results

Revenue and royalties

Provident Upstream	Three months ended March 31,
($ 000s except per boe and mcf data)	2009	2008	% Change

Oil
Revenue	$34,926	$83,923	(58)
Realized gain (loss) on financial derivative instruments	5,859	(3,929)	-
Royalties	(6,496)	(15,073)	(57)
Net revenue	$34,289	$64,921	(47)
Net revenue (per barrel)	$35.57	$58.06	(39)
Royalties as a percentage of revenue	18.6%	18.0%

Natural gas
Revenue	$32,630	$58,152	(44)
Realized gain on financial derivative instruments	3,481	955	265
Royalties	(4,834)	(11,284)	(57)
Net revenue	$31,277	$47,823	(35)
Net revenue (per mcf)	$4.56	$6.26	(27)
Royalties as a percentage of revenue	14.8%	19.4%

Natural gas liquids
Revenue	$4,211	$8,667	(51)
Royalties	(1,027)	(2,240)	(54)
Net revenue	$3,184	$6,427	(50)
Net revenue (per barrel)	$31.09	$54.02	(42)
Royalties as a percentage of revenue	24.4%	25.8%

Total
Revenue	$71,767	$150,742	(52)
Realized gain (loss) on financial derivative instruments	9,340	(2,974)	-
Royalties	(12,357)	(28,597)	(57)
Net revenue	$68,750	$119,171	(42)
Net revenue (per boe)	$31.11	$47.47	(34)
Royalties as a percentage of revenue	17.2%	19.0%

Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2009 Provident Upstream net revenue decreased by 42 percent to $68.8 million and on a per barrel oil equivalent basis, decreased by 34 percent to $31.11.  The net revenue decrease reflects significantly lower realized commodity prices and a decrease in production partially offset by a $9.3 million realized gain related to the commodity price management program.  On a boe basis, this program contributed $4.23 per boe.  Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue in the first quarter of 2009, compared to the first quarter in 2008 due to lower prices and lower production.  The royalties reflect the new Alberta royalty framework effective January 2009.

Provident Energy 2009 First Quarter Results

Production expenses

Provident Upstream	Three months ended March 30,
($ 000s, except per boe data)	2009	2008	% Change

Production expenses	$31,521	$30,376	4
Production expenses (per boe)	$14.26	$12.10	18

First quarter 2009 production expenses increased four percent to $31.5 million from $30.4 million in the comparable 2008 quarter.  On a per boe basis, production expenses increased 18 percent to $14.26 per boe compared to $12.10 per boe in the first quarter of 2008.  The increases were mainly due to fixed costs allocated over less production resulting from an 11 percent decrease in production and increased costs for maintenance work and higher electrical costs compared to the first quarter of 2008.  However, production expenses in the first quarter of 2009 are lower when compared to the fourth quarter of 2008 ($37.2 million or $15.04 per boe) primarily due to reduced hauling from lower oil production and cost reduction initiatives.  These cost reduction activities were primarily on reduced activities for downhole and turnaround expenses compared to the fourth quarter of 2008.  As well, Provident Upstream has begun to realize lower operating costs from lower commodity prices and related services.

Operating netback

Provident Upstream	Three months ended March 31,
($ per boe)	2009	2008	% Change
Netback per boe
Gross production revenue	$32.47	$60.04	(46)
Royalties	(5.59)	(11.39)	(51)
Operating costs	(14.26)	(12.10)	18
Field operating netback	12.62	36.55	(65)
Realized gain (loss) on financial derivative instruments	4.23	(1.18)	-
Operating netback after realized financial derivative instruments	$16.85	$35.37	(52)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

First quarter 2009 field operating netback decreased 65 percent to $12.62 per boe from $36.55 per boe in the comparable 2008 quarter.  The decrease in field operating netback reflects a decrease in realized commodity prices for all products.  Royalties on a per boe basis decreased due to the decrease in realized commodity prices.  Operating netbacks after realized financial derivative instruments decreased by 52 percent to $16.85 per boe from $35.37 per boe for the quarter due to the preceding factors partially offset by a realized gain on financial derivative instruments of $4.23 per boe compared to $1.18 per boe realized loss in the comparable quarter in 2008.

General and administrative

Provident Upstream	Three months ended March 31,
($ 000s, except per boe data)	2009	2008	% Change

Cash general and administrative	$13,002	$11,923	9
Non-cash unit based compensation	(3,518)	(1,745)	102
	$9,484	$10,178	(7)

Cash general and administrative (per boe)	$5.88	$4.75	24

Provident Energy 2009 First Quarter Results

First quarter 2009 Provident Upstream cash general and administrative expenses increased nine percent to $13.0 million compared to $11.9 million in the first quarter of 2008.  The increase in cash general and administrative expenses is due to higher office-related expenses, particularly rent.

Non-cash unit based compensation was a recovery of $3.5 million in the first quarter of 2009 compared to $1.7 million in the first quarter of 2008.  First quarter 2009 cash payments related to unit based compensation were $3.8 million (2008 - $4.5 million).  Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation.  Excluding this payment, non-cash unit based compensation was $0.3 million in the first quarter of 2009 (2008 - $2.8 million).  Non-cash unit based compensation is lower in 2009 as a result of a lower Provident trust unit trading price, upon which the compensation is based.

Capital expenditures

Provident Upstream	Three months ended March 31,
($ 000s)	2009	2008
Capital expenditures - by category
Geological, geophysical and land	$2,775	$2,982
Drilling and recompletions	28,892	60,688
Facilities and equipment	14,416	11,811
Office and other	433	3,677
Total additions	$46,516	$79,158

Capital expenditures - by area
West central Alberta	$2,194	$3,442
Southern Alberta	3,163	3,723
Northwest Alberta	31,628	35,541
Dixonville	2,955	19,695
Southeast Saskatchewan	4,855	7,338
Southwest Saskatchewan	577	2,041
Lloydminster	697	2,744
Other	447	4,634
Total additions	$46,516	$79,158

Property acquisitions, net	$374	$9,019

During the quarter Provident Upstream successfully executed its capital program throughout its core areas.  The Provident Upstream business unit spent $28.9 million relating to drilling and recompletion activities, drilling 9.4 net wells with 100 percent success.  Capital activity was primarily focused on Northwest Alberta’s Pekisko emerging resource play, drilling in Southeast Saskatchewan, and in Dixonville, which combined for 85 percent of Provident Upstream’s capital expenditures.

Provident was most active in Northwest Alberta in the first quarter of 2009, spending $31.6 million primarily on facilities and equipment for the emerging Pekisko opportunity and drilled 3.0 net wells. Southeast Saskatchewan expenditures of $4.9 million were mainly on drilling 3.0 net wells and completion activities targeting light oil.  At Dixonville, $2.9 million was spent primarily on optimization and facility activities and 1.0 net wells drilled.  Dixonville spending was lower as the primary drilling of the pool was completed in 2007 and expenditures have been directed towards the full field waterflood program that is awaiting regulatory approval to advance the project beyond the pilot stage.  The $7.1 million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

Net property acquisitions of $0.4 million in 2009 was used to acquire additional working interests.

Provident Energy 2009 First Quarter Results

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

DD&A	$70,752	$72,502	(2)
DD&A (per boe)	$32.01	$28.88	11

The Provident Upstream DD&A rate of $32.01 per boe for the first quarter of 2009 increased by 11 percent compared to $28.88 per boe for the first quarter of 2008.  The increase was primarily as a result of 2008 expenditures on geological, geophysical, land and facilities and first quarter 2009 expenditures primarily on facilities and equipment in Northwest Alberta which added to costs to be depleted without directly adding in proved reserves.  Evaluation of the reserves will occur at year end by Provident’s reserve evaluators.

In the first quarter of 2009 accretion expense associated with asset retirement obligations was $0.8 million compared to $0.8 million in the comparable period of 2008.

Provident Energy 2009 First Quarter Results

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended March 31,
($ 000s)	2009	2008	% Change

Empress East Margin	$22,323	$66,480	(66)
Redwater West Margin	31,754	40,288	(21)
Commercial Services Margin	16,024	10,558	52
Gross operating margin	70,101	117,326	(40)
Realized gain (loss) on financial derivative instruments	10,764	(27,963)	-
Cash general and administrative expenses	(12,005)	(11,859)	1
Foreign exchange gain (loss) and other	1,067	(1,517)	-
Provident Midstream EBITDA	$69,927	$75,987	(8)

Gross operating margin

In the first quarter 2009 Midstream gross operating margin was $70.1 million, 40 percent below the margin recognized in the first quarter of 2008, but more than 300 percent higher than fourth quarter 2008 gross operating margin of $17.1 million.  The increased in margin over the fourth quarter of 2008 resulted from higher propane-plus margins due to strong winter demand combined with lower cost of sales as the majority of high cost inventory accumulated during the second and third quarters of 2008 was depleted in the fourth quarter of 2008.  Posted prices at Mont Belvieu for propane in the first quarter of 2009 averaged 67 percent of WTI, compared to 57 percent of WTI in the fourth quarter of 2008.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. Traditionally the higher the ratio, the better this business line will perform.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as “propane-plus”) prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  Operating margins reflect the prices realized on sale of these products less the weighted average cost of purchasing, fractionating, storing and transporting the products.  The business is seasonal and carries inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

In the first quarter of 2009, the gross operating margin for Empress East was $22.3 million (2008 - $66.5 million).  This decrease reflects the operating margin compression that resulted from both a drop in prices received for product sales compounded by a lower frac spread ratio. Prices received in the first quarter of 2009 for propane-plus products were 35 percent lower than the first quarter of 2008 and tracked the significant decrease in crude oil prices.  The average frac spread ratio in the first quarter of 2009 was 10.3, 29 percent below the average of 14.6 in the first

Provident Energy 2009 First Quarter Results

quarter of 2008 resulting in 20 percent lower cost of goods sold.  Sales volumes in the first quarter of 2009 for propane-plus products were five percent lower than the first quarter of 2008.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line.   This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market.  Provident has considerably increased its participation in the condensate market over the past year, reflecting the increased diluent demand for heavy oil production.

In the first quarter of 2009, the operating margin for Redwater West was $31.8 million (2008 - $40.3 million).  The decrease in margin is primarily due to 35 percent lower selling prices tracking the significant drop in crude oil prices. Cost of goods sold also declined reflecting the market based pricing for the majority of this product.  The decrease in cost of goods sold, on a per unit basis, for Redwater West was 37 percent, when compared to the first quarter of 2008.  The pricing declines, combined with higher transportation costs from the increased condensate business, resulted in a 21 percent decline in operating margin.  A volume increase of 11 percent was primarily related to condensate.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the first quarter of 2009, the margin for this business line was $16.0 million (2008 - $10.6 million).  The 2009 first quarter operating margin, is 52 percent higher than the first quarter of 2008 mostly due to increased fees associated with the offloading facility, specifically relating to the condensate business.

Operations – Midstream NGL sales volumes

Midstream sold 141,669 bpd in the first quarter of 2009, up four percent when compared with 136,320 bpd in the first quarter of 2008.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

First quarter 2009 EBITDA decreased eight percent to $69.9 million from $76.0 million in 2008 reflecting lower operating margins for the Empress East and Redwater West business lines, partially offset by higher realized gains on financial derivative instruments.  In the first quarter of 2009, the Midstream business realized $10.8 million in gains from financial derivative instruments, compared to a $28.0 million loss in the first quarter of 2008.  Funds flow from operations for the first quarter of 2009 was $61.5 million, an increase of $2.2 million or four percent in comparison to the $59.3 million in for the first quarter 2008.  The increase in funds flow from operations reflects the lower EBITDA offset by lower interest expense and lower current taxes.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Provident Energy 2009 First Quarter Results

Capital expenditures

Midstream capital expenditures for the first quarter of 2009 totaled $10.0 million.  In 2009, $8.9 million was spent on continued development of cavern storage, the condensate offloading and terminalling facility, and expansion to the recently completed truck loading facilities.  In addition, $0.9 million was spent on sustaining capital requirements.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2009
January 23, 2009	February 13, 2009	$0.09	0.07
February 23, 2009	March 13, 2009	0.06	0.05
March 24, 2009	April 15, 2009	0.06	0.05
2009 Cash Distributions paid as declared		$0.21	0.17
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to March 31, 2009 – Distributions paid as declared		$13.98	10.77
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at March 31, 2009, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents.  However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.   To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Provident Energy 2009 First Quarter Results

Change in accounting policies

International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

Provident has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

Provident is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves established work teams to complete a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems has commenced.

During the implementation phase, Provident will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  At this time, the impact on the consolidated financial statements is not reasonably determinable.

For recent accounting pronouncements, see note 2 to interim consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	changes in environmental regulations;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

Provident Energy 2009 First Quarter Results

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;
•	the ability to attract and retain employees;
•	regulatory intervention in determining processing fees and tariffs; and
•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize funds flow from operations and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Provident Energy 2009 First Quarter Results

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended March 31, 2009 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE.UN (Cdn$)
High	$6.61
Low	$2.90
Close	$4.81
Volume (000s)	21,878
NYSE – PVX (US$)
High	$5.60
Low	$2.23
Close	$3.72
Volume (000s)	92,576

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;

Provident Energy 2009 First Quarter Results

•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;

Provident Energy 2009 First Quarter Results

•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Provident Energy 2009 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2009
First
Quarter
Financial - consolidated
Revenue	$470,769
Funds flow from operations	$84,281
Net loss	$(40,284)
Net loss per unit - basic and diluted	$(0.16)
Unitholder distributions	$54,511
Distributions per unit	$0.21

Provident Upstream
Cash revenue	$72,242
Earnings before interest, DD&A, taxes and other non-cash items	$25,119
Funds flow from operations	$22,827
Net loss	$(38,154)

Provident Midstream
Cash revenue	$487,820
Earnings before interest, DD&A, taxes and other non-cash items	$69,927
Funds flow from operations	$61,454
Net loss	$(2,130)

Operating
Oil and gas production
Crude oil (bpd)	10,710
Natural gas liquids (bpd)	1,138
Natural gas (mcfd)	76,260
Oil equivalent (boed)	24,558

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23
(before realized financial derivative instruments)
Crude oil per bbl	$42.31
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13
Natural gas per mcf	$4.75
(before realized financial derivative instruments)
Natural gas per mcf	$5.26
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669

Provident Energy 2009 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from operations	$180,230	$241,487	$151,661	$81,779	$655,157
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	10,535	10,179	10,109	9,885	10,176
Heavy oil (bpd)	1,752	2,315	2,696	2,422	2,297
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

Provident Energy 2009 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes and other non-cash items	$49,756	$55,457	$53,530	$63,009	$221,752
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Provident Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes and other non-cash items	$52,853	$35,974	$47,425	$89,423	$225,675
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	6,428	6,692	8,858	9,483	7,876
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785

Provident Energy 2009 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	March 31,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$4,130	$4,629
Accounts receivable	214,030	244,485
Petroleum product inventory	26,820	46,160
Prepaid expenses and other current assets	4,118	7,886
Financial derivative instruments (note 7)	15,127	16,708
	264,225	319,868

Investments and other long term assets	14,487	14,218
Long-term financial derivative instruments (note 7)	-	735
Property, plant and equipment	2,461,858	2,480,503
Intangible assets	154,971	158,336
Goodwill	100,409	100,409
	$2,995,950	$3,074,069
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$226,102	$244,031
Cash distributions payable	13,499	20,088
Current portion of convertible debentures (note 3)	24,978	24,871
Financial derivative instruments (note 7)	63,285	13,693
	327,864	302,683

Long-term debt - revolving term credit facility (note 3)	495,961	504,685
Long-term debt - convertible debentures (note 3)	237,213	236,123
Asset retirement obligation (note 4)	57,612	59,432
Long-term financial derivative instruments (note 7)	93,586	58,420
Other long-term liabilities (note 6)	4,131	8,572
Future income taxes	230,467	267,807

Unitholders’ equity
Unitholders’ contributions (note 5)	2,813,711	2,806,071
Convertible debentures equity component	17,198	17,198
Contributed surplus	1,695	1,695
Accumulated other comprehensive loss	(2,259)	(2,183)
Accumulated income	385,750	426,034
Accumulated cash distributions	(1,666,979)	(1,612,468)
	1,549,116	1,636,347
	$2,995,950	$3,074,069

Provident Energy 2009 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended
	March 31,
	2009	2008

Revenue
Revenue	$539,958	$795,425
Realized gain (loss) on financial derivative instruments	20,104	(30,937)
Unrealized loss on financial derivative instruments	(89,293)	(62,273)
	470,769	702,215

Expenses
Cost of goods sold	395,602	544,077
Production, operating and maintenance	35,193	33,726
Transportation	11,173	8,527
Depletion, depreciation and accretion	80,164	81,616
General and administrative (note 6)	17,459	20,262
Interest on bank debt	3,959	12,995
Interest and accretion on convertible debentures	5,745	3,660
Foreign exchange gain and other	(3,491)	(1,271)
	545,804	703,592

Loss from continuing operations before taxes	(75,035)	(1,377)

Capital tax expense	318	482
Current tax expense	2,121	5,035
Future income tax recovery	(37,190)	(32,001)
	(34,751)	(26,484)
Net (loss) income from continuing operations	(40,284)	25,107
Net income from discontinued operations (note 8)	-	8,509
Net (loss) income for the period	(40,284)	33,616
Accumulated income, beginning of period	$426,034	$268,642
Accumulated income, end of period	$385,750	$302,258
Net (loss) income from continuing operations per unit – basic and diluted	$(0.16)	$0.10
Net (loss) income per unit – basic and diluted	$(0.16)	$0.13

Provident Energy 2009 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2009	2008

Cash provided by operating activities
Net (loss) income for the year from continuing operations	$(40,284)	$25,107
Add (deduct) non-cash items:
Depletion, depreciation and accretion	80,164	81,616
Non-cash interest expense and other	1,378	884
Non-cash unit based compensation recovery (note 6)	(7,548)	(3,173)
Unrealized loss on financial derivative instruments	89,293	62,273
Unrealized foreign exchange gain and other	(1,532)	(4,312)
Future income tax recovery	(37,190)	(32,001)
Funds flow from continuing operations	84,281	130,394
Funds flow from discontinued operations	-	49,836
Funds flow from operations	84,281	180,230
Site restoration expenditures	(2,974)	(1,537)
Change in non-cash operating working capital from continuing operations	51,361	72,734
Change in non-cash operating working capital from discontinued operations	-	49,426
	132,668	300,853

Cash (used for) provided by financing activities
Decrease in long-term debt	(8,861)	(34,565)
Declared distributions to unitholders	(54,511)	(91,117)
Issue of trust units, net of issue costs	7,640	14,197
Change in non-cash financing working capital	(6,589)	714
Financing activities from discontinued operations	-	(63,155)
	(62,321)	(173,926)

Cash (used for) provided by investing activities
Capital expenditures	(56,506)	(84,582)
Oil and gas property acquisitions	(374)	(9,019)
Increase in investments	-	(1,007)
Change in non-cash investing working capital	(13,966)	3,806
Investing activities from discontinued operations	-	(28,727)
	(70,846)	(119,529)

(Decrease) increase in cash and cash equivalents	(499)	7,398
Cash and cash equivalents, beginning of period	4,629	6,820
Cash and cash equivalents, end of period	$4,130	$14,218
Cash and cash equivalents, end of period from discontinued operations	$-	$14,200
Cash and cash equivalents, end of period from continuing operations	$4,130	$18

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$8,044	$22,079
Cash taxes (received) paid	$(783)	$2,100

The accompanying notes are an integral part of these statements.

Provident Energy 2009 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)

	Three months ended
	March 31,
	2009	2008

Net (loss) income	$(40,284)	$33,616

Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	-	12,536
Unrealized loss on available-for-sale investments (net of taxes)	(76)	(66)
	(76)	12,470
Comprehensive income (loss)	$(40,360)	$46,086

Accumulated other comprehensive loss, beginning of period	(2,183)	(69,188)
Other comprehensive (loss) income	(76)	12,470
Accumulated other comprehensive loss, end of period	$(2,259)	$(56,718)
Accumulated income, end of period	385,750	302,258
Accumulated cash distributions, end of period	(1,666,979)	(1,351,294)
Retained earnings (deficit), end of period	(1,281,229)	(1,049,036)
Accumulated other comprehensive loss, end of period	(2,259)	(56,718)
Total retained earnings (deficit) and accumulated other comprehensive loss, end of period	$(1,283,488)	$(1,105,754)

The accompanying notes are an integral part of these statements.

Provident Energy 2009 First Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

March 31, 2009

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2008 and are consistent with policies adopted in the first quarter of 2008, except as described in note 2.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2008.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2.	Changes in accounting policies and practices

Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard has not had a material impact on the Trust’s consolidated financial statements.

3.	Long-term debt

	March 31, 2009	December 31, 2008
Revolving term credit facility	$495,961	$504,685
Convertible debentures	262,191	260,994
Current portion of convertible debentures	(24,978)	(24,871)
	237,213	236,123
Total	$733,174	$740,808

(i)	Revolving term credit facility

At March 31, 2009 the Trust had a $1,125 million term credit facility (December 31, 2008 - $1,125 million).  At March 31, 2009, $496.1 million was drawn on the facility.

At March 31, 2009 the Trust had $32.4 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the three months ended March 31, 2009, no debentures were converted to trust units at the election of debenture holders (2008 - $25,000).  Included in the carrying value at March 31, 2009 were financing costs of $4.2 million.  The following table details each convertible debenture:

Provident Energy 2009 First Quarter Results

	As at		As at
Convertible Debentures	March 31, 2009		December 31, 2008
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$143,915	$149,980	143,212	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	93,298	98,999	92,911	98,999	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,978	25,109	24,871	25,109	July 31, 2009	12.00
	$262,191	$274,088	$260,994	$274,088
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

4.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended March 31,
($000s)	2009	2008
Carrying amount, beginning of period	$59,432	$43,886
Increase in liabilities incurred during the period	116	686
Settlement of liabilities during the period	(2,974)	(1,537)
Accretion of liability	1,038	1,077
Carrying amount, end of period	$57,612	$44,112

5.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

	Three months ended March 31,
	2009		2008
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	259,087,789	$2,806,071	252,634,773	$2,750,374
Issued pursuant to unit option plan	-	-	1,000	7
Issued pursuant to the distribution reinvestment plan	1,252,851	5,516	994,591	9,671
To be issued pursuant to the distribution reinvestment plan	439,251	2,124	448,725	4,519
Debenture conversions	-	-	1,818	26
Balance at end of period	260,779,891	$2,813,711	254,080,907	$2,764,597

The per trust unit amounts for the quarter ended March 31, 2009 were calculated based on the weighted average number of units outstanding of 259,390,977 (2008 – 252,919,221).  The diluted per trust unit amounts for 2009 are calculated including no additional trust units (2008 – 4,294) for the dilutive effect of the unit option plan and convertible debentures.

6.	Unit based compensation

Restricted/Performance units

As of March 31, 2009 there were 1,686,920 RTUs and 4,282,737 PTUs outstanding (December 31, 2008 – 1,139,835 RTUs and 3,400,330 PTUs).  The fair value estimate associated with the RTUs and PTUs is expensed

Provident Energy 2009 First Quarter Results

in the statement of operations over the vesting period.  At March 31, 2009, $5.9 million (December 31, 2008 - $9.4 million) is included in accounts payable and accrued liabilities for this plan and $4.1 million (December 31, 2008 - $8.6 million) is included in other long-term liabilities.  The following table summarizes the expense recorded for RTUs and PTUs.

	Three months ended March 31,
	2009	2008
Cash general and administrative	$8,135	$8,287
Non-cash unit based compensation (included in general and administrative)	(7,548)	(3,173)
Production, operating and maintenance expense	59	231
	$646	$5,345

7.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	March 31,	December 31,
($000s)	2009	2008
Provident Upstream
Crude Oil	$(5,066)	$(12,521)
Natural Gas	(4,836)	(3,285)
Provident Midstream	151,646	70,476
Total	$141,744	$54,670

Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at March 31, 2009, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $2.5 million.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

Cdn (000's)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(4,448)	$4,615
Natural Gas	(AECO +/- $1.00 per gj)	(2,257)	2,882

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	(100,210)	100,606
Natural Gas	(AECO +/- $1.00 per gj)	61,812	(61,716)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,764)	1,764
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(2,101)	2,071

Inventory/margin related
Crude Oil	(WTI +/- $10.00 per bbl)	(10,223)	10,236
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	9,371	(9,380)

Provident Energy 2009 First Quarter Results

8.	Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

The following table shows information about net income from USOGP.

Net income from discontinued operations	Three months ended March 31,
Canadian dollars (000's)	2009	2008
Revenue	$-	$137,406
Loss from discontinued operations before taxes and non-controlling interests	-	(14,446)
Income tax recovery	-	9,806
Non-controlling interests	-	13,149

Net income from discontinued operations	$-	$8,509

9.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“COGP” or “Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploration, exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the oil and natural gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2009 First Quarter Results

	Three months ended March 31, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$75,259	$-	$75,259
Royalties	(12,357)	-	(12,357)
Product sales and service revenue	-	477,056	477,056
Realized gain (loss) on financial derivative instruments	9,340	10,764	20,104
	72,242	487,820	560,062

Expenses
Cost of goods sold	-	395,602	395,602
Production, operating and maintenance	31,521	3,672	35,193
Transportation	3,492	7,681	11,173
Foreign exchange (gain) loss and other	(892)	(1,067)	(1,959)
General and administrative	13,002	12,005	25,007
	47,123	417,893	465,016

Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	25,119	69,927	95,046
Other revenue
Unrealized loss on financial derivative instruments	(8,123)	(81,170)	(89,293)

Other expenses
Depletion, depreciation and accretion	70,752	9,412	80,164
Interest on bank debt	990	2,969	3,959
Interest and accretion on convertible debentures	1,436	4,309	5,745
Unrealized foreign exchange (gain) loss and other	58	(1,590)	(1,532)
Non-cash unit based compensation	(3,518)	(4,030)	(7,548)
Capital tax expense	318	-	318
Current tax (recovery) expense	(73)	2,194	2,121
Future income tax recovery	(14,813)	(22,377)	(37,190)
	55,150	(9,113)	46,037
Net (loss) income for the period	$(38,154)	$(2,130)	$(40,284)
(1) Included in the Provident Midstream segment is product sales and service revenue of $81.1 million associated with U.S. operations.

Provident Energy 2009 First Quarter Results

	As at and for the three months ended March 31, 2009
	Provident Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,708,986	$752,872	$2,461,858
Intangible assets	-	154,971	154,971
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	46,516	9,990	56,506
Oil and gas property acquisitions, net	374	-	374
Working capital
Accounts receivable	48,258	165,772	214,030
Petroleum product inventory	-	26,820	26,820
Accounts payable and accrued liabilities	99,269	126,833	226,102
Long-term debt - revolving term credit facilities	123,990	371,971	495,961
Long-term debt - convertible debentures	59,303	177,910	237,213
Financial derivative instruments (asset) liability	$(9,902)	$151,646	$141,744

Provident Energy 2009 First Quarter Results

	Three months ended March 31, 2008
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$154,386	$-	$154,386
Royalties	(28,597)	-	(28,597)
Product sales and service revenue	-	669,636	669,636
Realized gain (loss) on financial derivative instruments	(2,974)	(27,963)	(30,937)
	122,815	641,673	764,488

Expenses
Cost of goods sold	-	544,077	544,077
Production, operating and maintenance	30,376	3,350	33,726
Transportation	3,644	4,883	8,527
Foreign exchange (gain) loss and other	1,524	1,517	3,041
General and administrative	11,923	11,859	23,782
	47,467	565,686	613,153
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	75,348	75,987	151,335
Other revenue
Unrealized gain (loss) on financial derivative instruments	(14,368)	(47,905)	(62,273)

Other expenses
Depletion, depreciation and accretion	72,502	9,114	81,616
Interest on bank debt	3,249	9,746	12,995
Interest and accretion on convertible debentures	915	2,745	3,660
Unrealized foreign exchange (gain) loss and other	1	(4,313)	(4,312)
Non-cash unit based compensation	(1,745)	(1,428)	(3,173)
Internal management charge	(347)	-	(347)
Capital tax expense	482	-	482
Current and withholding tax (recovery) expense	(113)	5,148	5,035
Future income tax (recovery) expense (2)	(23,555)	(8,446)	(32,001)
	51,389	12,566	63,955
Net income (loss) for the period from continuing operations	$9,591	$15,516	$25,107
Net income from discontinued operations (note 15)			8,509
Net income for the period			$33,616
(1) Included in the Provident Midstream segment is product sales and service revenue of $120.6 million associated with U.S. operations.

Provident Energy 2009 First Quarter Results

	As at and for the three months ended March 31, 2009
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,708,986	$752,872	$2,461,858
Intangible assets	-	154,971	154,971
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	46,516	9,990	56,506
Oil and gas property acquisitions, net	374	-	374
Working capital
Accounts receivable	48,258	165,772	214,030
Petroleum product inventory	-	26,820	26,820
Accounts payable and accrued liabilities	99,269	126,833	226,102
Long-term debt - revolving term credit facilities	123,990	371,971	495,961
Long-term debt - convertible debentures	59,303	177,910	237,213
Financial derivative instruments (asset) liability	$(9,902)	$151,646	$141,744

Provident Energy 2009 First Quarter Results